SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated June 20, 2003 announcing France Telecom’s sale of its entire stake in Sprint PCS

www.francetelecom.com

Press release

France Telecom divests its entire stake in Sprint PCS

The transaction amounts to 330 million dollars

Paris, June 20, 2003—France Telecom today announced that it had sold 56 million Sprint PCS shares through a block trade on the New York Stock Exchange through UBS Investment Bank. The transaction amounted to 330 million dollars.

This transaction allows France Telecom to finalize the divestment of its remaining 5.4% stake in Sprint PCS, as announced previously.

For further information:

Nilou du Castel                             +33 1 44 44 93 93

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone: +33 1 44 44 93 93 Fax: +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 23, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information

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